Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Denali SPAC Holdco, Inc. on Form S-4, Amendment No. 5 (File No. 333-270917) of our report dated March 17, 2023, which includes an explanatory paragraph as to the ability of Denali Capital Acquisition Corp. to continue as a going concern, with respect to our audit of the financial statements of Denali Capital Acquisition Corp. as of December 31, 2022 and for the period from January 5, 2022 (inception) through December 31, 2022, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Costa Mesa, CA

November 21, 2023